UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)1

                          NACT Telecommunications, Inc.
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                                (Name of Issuer)

                          Common Stock, $.01 par value
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                         (Title of Class of Securities)

                                    62872G109
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                                 (Cusip Number)

                                 Daniel R. Tisch
                            c/o Mentor Partners, L.P.
                                 500 Park Avenue
                            New York, New York 10022
                                 (212) 935-7640
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 27, 1998
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                      (Date of Event which Requires Filing
                               of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

--------

1 The remainder of this cover page shall be filled out for a reporting persons's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.).


                                Page 1 of 8 Pages

                                  SCHEDULE 13D


CUSIP No. 62872G109                                    Page  2  of  8  Pages
          ---------                                         ---    ---


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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Mentor Partners, L.P.  Employer I.D.# 06-126-0469
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                   (b)  [X]

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3    SEC USE ONLY


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4    SOURCE OF FUNDS*

     WC
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                    [ ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     State of Delaware
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        NUMBER OF             7    SOLE VOTING POWER

         SHARES                    558,400
                         -------------------------------------------------------
      BENEFICIALLY            8    SHARED VOTING POWER

        OWNED BY                   0
                         -------------------------------------------------------
          EACH                9    SOLE DISPOSITIVE POWER

        REPORTING                  558,400
                         -------------------------------------------------------
         PERSON               10   SHARED DISPOSITIVE POWER

          WITH                     0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     558,400
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.9%
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14   TYPE OF REPORTING PERSON*

     PN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                Page 2 of 8 Pages

     This Amendment No. 1 amends the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on February 23, 1998 (the "Schedule 13D") by Mentor Partners, L.P., a Delaware limited partnership (the "Partnership"), relating to the Common Stock, par value $0.01 per share (the "Shares"), of NACT Telecommunications, Inc., a Delaware corporation (the "Company"). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 13D.

Item 3.   Source and Amount of Funds or Other Consideration.

     The  information  set forth in Item 3 of the Schedule 13D is hereby amended
and  supplemented  by  adding  the  following   information  to  the  respective
paragraphs thereof:

     The $8,375,480.05 used to purchase Shares of the Company for the Partnership came from the Partnership's working capital, which may at any given time include funds borrowed in the ordinary course of its business activities from margin accounts. All Shares of the Company acquired by the Partnership were purchased in the ordinary course of business.

     The $729,130.29 used to purchase Shares of the Company for Offshore was furnished from Offshore's investment capital, which at any given time include funds borrowed in the ordinary course of its business activities from margin accounts. All of the Shares of the Company acquired for Offshore were purchased in the ordinary course of business.


                                Page 3 of 8 Pages

Item 5.   Interest in Securities of the Issuer.

     The  information  set forth in Item 5 of the Schedule 13D is hereby amended
and  supplemented  by  adding  the  following   information  to  the  respective
paragraphs thereof:

     (a) As of the date hereof, the Partnership owns beneficially an aggregate of 513,400 Shares of the Company (or approximately 6.3% of the Company's Common Stock outstanding on February 13, 1998) and the Partnership may be deemed to own beneficially an aggregate of an additional 45,000 Shares of the Company (or 0.6% of the Company common stock outstanding on February 13, 1998) owned by Offshore, in each case based on the number of 8,129,096 Shares of Company Common Stock then outstanding as set forth in the Company's most recent filing with the Securities and Exchange Commission.

     (c) Except as set forth in Exhibit A, which is hereby incorporated herein by reference, no transactions in the Shares have been effected during the past sixty days by the Partnership or, to its best knowledge, any of the Control Persons or Offshore.


                                Page 4 of 8 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  February 28, 1998
                                                  ------------------
                                                     (Date)


                                                  /s/  Daniel Tisch
                                                  -----------------
                                                    (Signature)


                                                  Daniel R. Tisch
                                                  Authorized Signatory
                                                  MENTOR PARTNERS, L.P.
                                                  ---------------------
                                                    (Name/Title)


                                Page 5 of 8 Pages

                                  EXHIBIT INDEX
                                  -------------


Exhibit A  --  Acquisitions of Shares by the Partnership and
               Offshore During the Past Sixty Days.


                                Page 6 of 8 Pages

                                    EXHIBIT A
                                    ---------

                    Acquisitions of Shares by the Partnership
                     and Offshore During the Past Sixty Days
                     ---------------------------------------

                      Date of             Number        Aggregate     Price Per
     Entity         Transaction         of Shares        Price          Share
     ------         -----------         ---------        -----          -----

Partnership      January 6, 1998          35,000       559,709.50      15.992

                 January 7, 1998          25,000       405,687.50      16.228

                 January 7, 1998          40,000       645,520.00      16.138

                 January 8, 1998          15,000       244,350.00      16.290

                 January 8, 1998          26,000       423,280.00      16.280

                 January 9, 1998          16,000       258,171.20      16.136

                 January 9, 1998          20,000       319,350.00      15.968

                January 12, 1998          10,000       155,213.00      15.521

                January 12, 1998           8,400       130,428.48      15.527

                January 13, 1998          17,900       280,108.15      15.649

                January 13, 1998          22,300       351,624.17      15.768

                January 14, 1998          25,000       392,907.50      15.716

                January 22, 1998           9,500       157,317.15      16.560

                January 22, 1998           2,400        39,672.00      16.530

                January 23, 1998          10,000       165,400.00      16.540

                January 26, 1998          14,500       239,322.50      16.505

                January 27, 1998          13,300       216,031.90      16.243

                January 27, 1998             800        12,929.52      16.162

                January 28, 1998           1,000        16,165.00      16.165

                January 29, 1998           2,000        32,185.00      16.093

                February 3, 1998           1,000        16,165.00      16.165

                February 4, 1998             400         6,466.00      16.165

                February 5, 1998           3,200        52,128.00      16.290

                February 9, 1998          31,300       516,496.95      16.502

               February 10, 1998           5,000        82,700.00      16.540

               February 12, 1998          45,000       734,062.50      16.313

               February 25, 1998          60,400     1,032,018.56      17.086

               February 26, 1998           4,300        73,809.50      17.165


                                Page 7 of 8 Pages

               February 26, 1998           3,700        63,410.97      17.138

               February 27, 1998          45,000       752,410.97      16.730


Offshore         January 6, 1998           9,100       145,524.47      15.992

                 January 7, 1998           1,900        30,662.20      16.138

                 January 8, 1998           4,000        65,120.00      16.280

                January 12, 1998           5,000        77,636.00      15.527

                January 13, 1998           2,500        39,121.25      15.649

                January 13, 1998           2,500        39,419.75      15.768

                January 22, 1998           1,000        16,530.00      16.530

                January 23, 1998           3,500        57,855.00      16.530

                January 26, 1998             500         8,252.50      16.505

                January 27, 1998           1,000        16,161.90      16.162

                February 9, 1998           1,200        19,801.80      16.502

               February 12, 1998           5,000        81,562.50      16.313

               February 25, 1998           2,800        47,841.92      17.086

               February 27, 1998           5,000        83,650.00      16.730

================================================================================

All  Shares   acquired  by  the  Partnership  and  Offshore  were  purchased  in transactions on the over-the-counter market.


                                Page 8 of 8 Pages